SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[February 8, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date February 8, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO CORPORATION’S FINANCIAL STATEMENT REVIEW 2005
(Helsinki, Finland, February 8, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
METSO’ STRONG GROWTH CONTINUES; THE BOARD PROPOSES AN EXTRA DIVIDEND
•	In 2005, Metso Corporation’s net sales increased 17 percent and totaled EUR 4,221 million (EUR 3,602 million in 2004).
•	Metso Corporation’s operating profit for 2005 was EUR 335.0 million, that is 7.9 percent of net sales (EUR 199.5 million and 5.5 percent in 2004).
•	New orders worth EUR 4,745 million were received during the year, i.e. 19 percent more than in the previous year (EUR 3,989 million in 2004).
•	The Corporation’s order backlog from continuing operations grew by 38 percent from year-end 2004 and reached EUR 2,350 million at the end of December (EUR 1,705 million at year-end 2004).
•	Net cash generated by operating activities was EUR 164 million (EUR 261 million in 2004) and free cash flow was EUR 106 million (EUR 211 million).
•	Return on capital employed (ROCE) was 18.8 percent (10.7%) and return on equity (ROE) 20.9 percent (15.9%).
•	Earnings per share were EUR 1.69 (EUR 1.05). The Board proposes a dividend of EUR 1.40 per share. The dividend proposal consists of EUR 0.70 in line with the new dividend policy, and an extra dividend of EUR 0.70.
This review is prepared in accordance with the recognition and measurement principles of the IFRS. Metso adopted IFRS at the beginning of 2005.
The operating profit for 2004 is not fully comparable with the 2005 operating profit as it was improved by a nonrecurring reversal of pension liability of EUR 75.3 million due to amendments of the Finnish employee pension system (TEL) in December 2004. The corresponding reversal for 2005 was EUR 5.1 million.
“Metso’s 2005 result was the best ever in Metso’s history. The 7.9 percent operating profit clearly exceeded the 6 percent target we set in June 2004. And the ROCE of 18.8 percent distinctly exceeded the 12 percent target set for 2005,” notes Jorma Eloranta, President and CEO, Metso Corporation. Metso Minerals and Metso Automation’s good profitability improvements continued and they clearly exceeded the set financial targets. Also Metso Paper’s profitability improved toward the end of the year and was in line with the target. Metso Ventures was the only business area that did not meet the profitability target set for it.
Metso’s growth was strong also during the last quarter of the year: net sales for October-December, EUR 1,254 million, were 20 percent higher than the corresponding period of 2004 (EUR 1,043 million). New orders worth EUR 1,537 million were received, an increase of 66 percent over the comparison period (EUR 927 million in 10-12/2004). Operating profit for the fourth quarter was EUR 101.5 million, i.e. 8.1 percent of net sales (EUR 107.7 million and 10.3 percent in 10-12/2004 are not directly comparable as they included the nonrecurring pension liability reversal EUR 75.3 million.)

According to Eloranta, the positive profitability improvement and strong order backlog of Metso’s business areas and the continued favorable market situation of many of Metso’s customer industries create a good platform for Metso’s profitable growth. “In 2005, our net sales grew 17 percent almost entirely organically. This, in turn, contributed to the improved operating profit. Metso’s growth in profitability has been supported by long-term efforts in all our business areas to continuously improve our competitiveness, productivity and operational quality. I’m proud to say that Metso employees all over the world are committed to our targets of profitable growth and to continuing this work also in 2006.”
Short-term outlook
The favorable market situation is expected to continue in the civil engineering, mining and power industry in 2006. Pulp and paper industry demand is expected to remain at least as satisfactory as in 2005.
Of Metso Paper’s products, the market prospects for new paper machines are the strongest in Asia. In Europe, demand will be focused on rebuilds. The markets for both new tissue machines and tissue machine rebuilds are good. The markets for new fiber lines are expected to remain strong in South America and Asia.
The demand for Metso Minerals’ equipment related to aggregates production is expected to remain good, particularly due to extensive road network development projects and other infrastructure investments. Due to the fact that prices of metals have remained high for a sustained period, mining industry demand is expected to remain strong. However, the shortage of experienced personnel and other resources may still to some extent limit the commencement of new mining projects and extend the delivery times for ongoing projects.
Metso Automation’s market situation is expected to remain good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
Based on the strong order backlog and current favorable market outlook it is estimated that in 2006 Metso Corporation’s net sales will grow by over 10 percent and operating profit will clearly surpass the operating profit in 2005.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.
Financial Statements Review 2005
(The review is unaudited)
Metso Corporation’s key figures

EUR million	10-12/05	10-12/04	2005		2004
Net sales	1,254	1,043	4,221		3,602
Operating profit excluding reversal of the Finnish pension liability (TEL)	98.4	32.4	329.9		124.2
% of net sales	7.8	3.1	7.8		3.4
Reversal of the Finnish pension liability (TEL)	3.1	75.3	5.1		75.3
Operating profit	101.5	107.7	335.0		199.5
% of net sales	8.1	10.3	7.9		5.5
Earnings per share from continuing operations, basic, EUR	0.47	0.50	1.57		1.16
Earnings per share from continuing and discontinued operations, basic, EUR	0.47	0.52	1.69		1.05
Orders received	1,537	927	4,745		3,989
			31.12.05		31.12.04
Order backlog from continuing operations			2,350		1,705
Return on capital employed (ROCE), %			18.8		10.7
Equity to assets ratio, %			37.5		30.9
Gearing, %			22.4		49.7
Dividend/share, EUR			1.40	*	0.35
*) Board proposal
Metso adopted the International Financial Reporting Standards (IFRS) at the beginning of 2005. The transition to IFRS has been described in the Notes to the Financial Statements Review.

Operating environment and demand for products
Metso’s operating environment remained good in the mining, civil engineering, power and oil industries and also became more favorable during the year in the pulp and paper industry.
In the pulp and paper industry markets, the price of long-fiber pulp declined slightly, while the price of short-fiber pulp increased by about 10 percent. In North America, the gradual increase in paper prices that had begun in the previous year continued, although it leveled off towards the end of 2005. In Europe, paper prices remained almost unchanged throughout the year. The prices of most board grades began to climb after falling early in the year, but failed nevertheless to reach the level of the year’s beginning.
In Metso Paper’s markets, the demand for rebuilds and aftermarket operations was good. The demand for new paper and board machines was strongest in Asia. Tissue machine markets clearly picked up during the first half, and the demand remained good for the rest of the year. The demand for new fiber lines was excellent in South America and good in Asia. In Europe, fiber line demand was focused on rebuilds.
In the construction and civil engineering industry, the demand for aggregates was very good in North America and, with respect to the Asian countries, mainly in India. In Europe and in China the demand was good. The prices of most base metals remained high, with the price of copper in particular strengthening steadily throughout the year. Mining industry investments continued to be at a good level in South America and Asia-Pacific, even though a shortage of experienced personnel and other resources limited growth.
Active investments in the mining industry supported the demand for Metso Minerals’ mining equipment at an excellent level throughout the year. The strong demand for iron ore also boosted orders for bulk materials handling systems in the major iron ore producer countries such as Brazil, Australia and China. Thanks to major road network development projects and other ongoing infrastructure investments in Europe, North America, and India, the demand for Metso’s crushing and screening equipment was good. The price of scrap iron, which had remained high all year, maintained the demand for metal recycling equipment at an excellent level.
The high price of power and crude oil was reflected in investment growth and supported the demand for Metso Automation’s field equipment needed at power plants and refineries at an excellent level, and the demand for automation systems at a good level. In the pulp and paper industry, high capacity utilization rates kept the demand for field equipment at a good level, but due to weak new investment activity the demand for automation systems was satisfactory.
Orders received and order backlog
The value of orders received by the Corporation rose by 19 percent from the corresponding year and totaled EUR 4,745 million. The growth was strongest in Metso Minerals and Metso Paper. The Corporation’s order backlog from continuing operations increased by 38 percent from the end of 2004 and was EUR 2,350 million at the end of 2005.
Metso Paper’s largest orders in 2005 were paper making lines for the Czech Republic, Indonesia and China, board machines for Turkey and China and the world’s largest pulp drying line for Brazil. Metso Minerals’ largest orders included bulk materials handling systems for Brazil, an extensive cable belt conveying system for Australia, grinding mills for Brazil and lime calcination plants for China. Metso Automation’s largest orders included control valves for a gas liquification plant in Japan, an extensive automation system concept for a paper making line in Czech and power automation systems for Russia.
Metso Paper accounted for 41 percent, Metso Minerals 40 percent, Metso Automation 12 percent and Metso Ventures 7 percent of orders received.
The value of orders received increased in all market areas. 44 percent (47% in 2004) of orders originated from Europe, 20 (20) percent from North America, 19 (17) percent from Asia-Pacific, 12 (11) percent from South and Central America and 5 (5) percent from the rest of the world.
Net sales
Metso’s net sales rose by 17 percent from 2004 and totaled EUR 4,221 million in 2005. The growth in net sales was almost entirely organic and resulted from the good market situation, strengthened competitiveness and stronger customer focus of the organization after restructurings. All business areas increased their deliveries. Growth was strongest at Metso Minerals, which recorded net sales growth of 27 percent. Aftermarket operations accounted for 38 percent (40% in 2004) of the Corporation’s net sales (excluding Metso Ventures). Project and equipment deliveries increased substantially, which reduced the relative share of aftermarket operations compared with the previous year. In terms of euros, the volume of aftermarket business grew by 11 percent.
Of the net sales, 39 percent came from the deliveries of Metso Paper, 40 percent from Metso Minerals, 14 percent from Metso Automation and 7 percent from Metso Ventures.
Compared with 2004, net sales increased significantly in Sweden due to the Kvarnsveden paper machine delivery and in Brazil, Chile, Indonesia and Russia, for example, due to several pulp and mining industry deliveries. Metso’s net sales from China decreased by nearly 50 percent on the comparison year due to the timing of project deliveries. 45 percent (42% in 2004) of net sales came from Europe, 21 (21) percent from North America, 17 (23) percent from Asia-Pacific, 12 (8) percent from South and Central America and 5 (6) percent from the rest of the world.
Result
The Corporation’s operating profit improved significantly and was EUR 335.0 million, or 7.9 percent of net sales (EUR 199.5 million, or 5.5% of net sales in 2004). The comparison year’s operating profit was increased by the nonrecurring reversal of a EUR 75.3 million pension liability, resulting from the changes made in the Finnish TEL (employee pension) system in December 2004.
The Corporation clearly exceeded the operating profit target of 6 percent set for 2005. Metso Minerals exceeded its target of 7 percent set for 2005 and Metso Automation exceeded its target of 8 percent. In both business areas this was due to increased delivery volumes, more streamlined cost structure and improved productivity. Metso Paper’s profitability improved as a result of higher delivery volumes, the implemented efficiency improvement measures and a trimmed cost structure. Metso Paper also reached the 2005 operating profit target of 5 percent set for it, despite the clear operating loss recorded by the Tissue business. Metso Ventures’ operating profit clearly improved and, except for Metso Panelboard, all units exceeded Metso Ventures’ operating profit target of 6 percent. Due to the loss and structural changes of Metso Panelboard, Metso Ventures as a whole failed to reach its target.

Metso’s net financial expenses were EUR 43 million (EUR 59 million in 2004) including nonrecurring expenses of EUR 5 million recorded in the second quarter due to early repayment of loans.
Metso’s profit from continuing operations before taxes was EUR 292 million. The Corporation’s tax rate was 24.6 percent in 2005. The result of Metso’s U.S. operations clearly turned positive in 2005 and consequently Metso was able to utilize tax loss carryforwards from prior years, for which Metso has not recognized any deferred tax assets. This reduced the Corporation’s tax rate (see Notes).
The profit from continuing operations after taxes was EUR 220 million (earnings per share of EUR 1.57), and the profit attributable to equity shareholders, i.e. the net income for the review period, was EUR 236 million (earnings per share of EUR 1.69).
The ROCE target of 12 percent set for 2005 was exceeded, and Metso’s return on capital employed (ROCE) was 18.8 percent. Return on equity (ROE) was 20.9 percent.
BUSINESSES

Metso Paper
EUR million	10-12/05	10-12/04	2005	2004
Net sales	510	470	1,702	1,559
Operating profit excluding the reversal of Finnish pension liability (TEL)	25.7	(6.5)	87.7	8.2
% of net sales	5.0	(1.4)	5.2	0.5
Reversal of the Finnish pension liability (TEL)	2.0	39.8	3.2	39.8
Operating profit	27.7	33.3	90.9	48.0
% of net sales	5.4	7.1	5.3	3.1
Capital employed 31.12.			329	323
Gross capital expenditure			34	33
Research and development expenses			51	50
Orders received	753	300	1,993	1,726
Order backlog 31.12.			1,267	946
Personnel 31.12.			8,201	8,660
Metso Paper’s net sales rose by 9 percent compared to 2004 and totaled EUR 1,702 million. The growth was due to an increase in paper machinery and fiber line deliveries. The most significant delivery was a newsprint line to Stora Enso’s Kvarnsveden mill in Sweden. Share of the aftermarket operations remained the same and accounted for 35 percent of the net sales (35% in 2004).
Metso Paper’s operating profit improved significantly and was EUR 90.9 million, or 5.3 percent of net sales. Growth in deliveries, the efficiency improvement measures and a streamlined cost structure clearly raised profitability. The operating profit for the comparison year was burdened by certain nonrecurring costs. All business lines improved their profitability on the comparison year. Proportionally, the largest profitability improvement was achieved by the Fiber business line due to the good market situation. The Tissue business line’s operating result for the year was a clear loss, but due to the restructuring measures implemented and an improved market situation, the loss for the second half-year was substantially smaller than for the first.

The program aimed at renewing Metso Paper’s business concept and streamlining its cost structure (MP50) was completed by the end of 2005. The program’s measures in 2005 were mainly targeted at improving the profitability of the Tissue business line. In 2005, nonrecurring costs of EUR 7 million were recognized in relation to the MP50 program. The annual savings generated by the program are estimated at more than EUR 43 million. Three quarters of these already materialized in 2005.
Metso Paper’s new organizational structure strengthening customer service and streamlining decision making became effective on January 1, 2006. The new business lines are: Fiber, Paper and Board, Tissue, Finishing and Service.
The value of orders received by Metso Paper increased by 15 percent on the comparison year and totaled EUR 1,993 million. Compared with 2004, the growth was proportionally the largest for the Tissue and Fiber business lines orders. A number of orders were received for the new Advantage DCT 100 machine concept tissue machines. At the end of 2005 the order backlog was EUR 1,267 million, which was 34 percent stronger than at the end of 2004. The year-end order backlog includes a paper making line for Myllykoski Corporation in the Czech Republic valued at well over EUR 200 million.

Metso Minerals
EUR million	10-12/05	10-12/04	2005	2004
Net sales	517	398	1,735	1,366
Operating profit excluding the reversal of Finnish pension liability (TEL)	52.4	33.8	177.2	100.3
% of net sales	10.1	8.5	10.2	7.3
Reversal of the Finnish pension liability (TEL)	0.2	4.9	0.4	4.9
Operating profit	52.6	38.7	177.6	105.2
% of net sales	10.2	9.7	10.2	7.7
Capital employed 31.12.			895	712
Gross capital expenditure			55	24
Research and development expenses			11	9
Orders received	568	451	1,936	1,566
Order backlog 31.12.			852	560
Personnel 31.12.			8,521	8,048
Texas Shredder, Inc., a supplier of metal shredder products, acquired on August 30, 2005, is included in Metso Minerals’ figures from the beginning of September.
The net sales of Metso Minerals rose by 27 percent from 2004 and totaled EUR 1,735 million. Due to good demand, deliveries increased in all business lines. Metso Minerals’ aftermarket operations accounted for 46 percent of net sales (51% in 2004). As project and equipment deliveries increased significantly, the relative proportion of the aftermarket operations was lower than in the comparison period. However, measured in euros, the volume of the aftermarket operations increased by 15 percent.
The operating profit of Metso Minerals rose to EUR 177.6, which was 10.2 percent of net sales. Profitability improved significantly in all business lines due to higher volumes, the good capacity utilization rate, a streamlined cost structure and a more efficient supply chain. Measured in euros, the largest improvement in operating profit was achieved in the Crushing & Screening business line. In relative terms, the Minerals Processing business line operating profit improved the most.

The value of orders received by Metso Minerals increased by 24 percent and totaled EUR 1,936 million. The largest relative increase, almost 30 percent, was achieved in orders for the Recycling business line. The growth is partly attributable to Texas Shredder, acquired during the third quarter. The orders for the Minerals Processing and the Crushing & Screening business lines increased by about 25 percent from the comparison year. The order backlog of Metso Minerals increased by 52 percent from the end of 2004 and was EUR 852 million at the end of 2005. The year end’s order backlog does not include the EUR 65 million order for a grate-kiln system to LKAB’s mine in Sweden received in January 2006.

Metso Automation
EUR million	10-12/05	10-12/04	2005	2004
Net sales	163	147	584	535
Operating profit excluding the reversal of Finnish pension liability (TEL)	23.0	17.5	79.9	55.9
% of net sales	14.1	11.9	13.7	10.4
Reversal of the Finnish pension liability (TEL)	0.4	13.7	0.8	13.7
Operating profit	23.4	31.2	80.7	69.6
% of net sales	14.4	21.2	13.8	13.0
Capital employed 31.12.			125	135
Gross capital expenditure			11	6
Research and development expenses			29	31
Orders received	150	130	580	570
Order backlog 31.12.			179	176
Personnel 31.12.			3,169	3,267
Metso Automation’s net sales rose by 9 percent compared to 2004 and totaled EUR 584 million. Growth was mainly due to increased field equipment deliveries to the energy, oil and gas industries. Aftermarket operations accounted for 24 percent of net sales (25% in 2004). However, measured in euros, the volume of the aftermarket operations rose by 5 percent.
Metso Automation’s profitability remained good and the operating profit rose to EUR 80.7 million, or 13.8 percent of net sales. All business lines improved their profitability, with the biggest improvement in terms of euros in the Field Systems business line. In relative terms, the North American business unit improved its profitability the most. Equipment deliveries in 2005 were focused on day-to-day business instead of projects, which had a positive effect particularly on the profitability of the Field Systems business line.
Despite the good market situation, the value of new orders received by Metso Automation remained at the previous year’s level, totaling EUR 580 million. More orders were received for field equipment than for automation systems. Metso Automation has started measures to strengthen its sales and service network by adding about 100 employees during 2006 to secure future growth. Metso Automation’s order backlog remained on par with the end of 2004 and was EUR 179 million at the end of 2005.

Metso Ventures
EUR million	10-12/05	10-12/04	2005	2004
Net sales	88	58	284	230
Operating profit excluding the reversal of Finnish pension liability (TEL)	4.3	(4.2)	10.2	(20.8)
% of net sales	4.9	(7.2)	3.6	(9.0)
Reversal of the Finnish pension liability (TEL)	0.4	14.6	0.6	14.6
Operating profit	4.7	10.4	10.8	(6.2)
% of net sales	5.3	17.9	3.8	(2.7)
Capital employed 31.12.			78	39
Gross capital expenditure			15	16
Research and development expenses			5	5
Orders received	100	69	324	213
Number of cars produced	7,307	3,960	21,233	10,051
Order backlog 31.12.			104	66
Personnel 31.12.			1,993	1,637
The net sales of Metso Ventures were up by 23 percent and totaled EUR 284 million. The growth was mainly due to the fact that Valmet Automotive’s production volumes doubled from the comparison year, as the manufacture of a second Porsche model began. Other factors contributing to the increase in Metso Ventures’ net sales were the good delivery situation of the Foundries throughout the year and the increase in the deliveries of Metso Panelboard in the fourth quarter.
Metso Ventures’ profitability clearly improved and the operating profit was EUR 10.8 million, or 3.8 percent of net sales. Valmet Automotive’s operating profit turned positive. Profitability of the Foundries clearly improved on the comparison year. Metso Panelboard recorded an operating loss, due to cost overruns in certain projects and other cost contingencies made for certain previously delivered projects.
The value of orders received by Metso Ventures improved by 52 percent on the comparison period and was EUR 324 million. Orders increased in all business groups. In the fourth quarter, Metso Panelboard received equipment orders for a fiberboard line in Chile and a particleboard line in China, among others. Metso Ventures’ order backlog improved by 58 percent from the end of 2004 and totaled EUR 104 million at the end of 2005.
Cash flow and financing
Metso Corporation’s net cash generated by operating activities was EUR 164 million. Increase in net working capital was EUR 170 million. Due to increase in business volume net working capital increased especially in Metso Minerals and also, to some extent, in Metso Paper and Metso Ventures. The Corporation’s free cash flow was EUR 106 million (EUR 211 million in 2004).
Net interest-bearing liabilities decreased by EUR 206 million in 2005 and totaled EUR 289 million at the end of the year. During the second quarter, EUR 93 million in bonds and other loans was prematurely repaid. This caused a nonrecurring addition to financial expenses of EUR 5 million, while corresponding savings will be achieved later. Dividends of EUR 48 million were paid for 2004.
Gearing, i.e. the ratio of net interest-bearing liabilities to shareholders’ equity, was 22.4 percent at the end of year, compared with 49.7 percent at the beginning of the year. Shareholders’ equity increased, as a result of both the improved net income and a capital increase of EUR 72 million arising from the stock option programs in the second quarter. In addition, the divestiture of Metso Drives decreased net interest-bearing liabilities. Metso’s equity to assets ratio was 37.5 percent at the end of 2005.

Moody’s Investors Service confirmed Metso’s existing long-term Ba1 credit rating and changed the rating outlook from stable to positive on December 13, 2005. Standard & Poor’s Ratings Services has confirmed Metso’s existing long-term BB+ corporate rating, the BB rating on bonds issued and the EMTN program, as well as the B rating on short-term credits, and has kept the rating outlook as stable.
Capital expenditure
Metso’s gross capital expenditure, including acquisitions of EUR 14 million, totaled EUR 121 million (EUR 99 million in 2004). Metso Paper commenced manufacturing of screen baskets in China, invested in the development of its pulping technology center in Anjalankoski, Finland, and established a service unit in Zaragoza, Spain. Foundry capacity was increased in Finland, Brazil, South Africa and India. The increase was mainly due to higher demand for crusher wear parts and paper machine rolls. Metso Minerals initiated investments in a crushing and screening equipment production plant and logistics center in Columbia, South Carolina, USA, in order to strengthen the local manufacturing in the rapidly growing North American markets. Metso Minerals also launched a project, expected to last several years, to develop a comprehensive ERP (enterprise resource planning) system. In Brazil, Metso Automation inaugurated a technology center in Aracruz, in the state of Espírito Santo.
Acquisitions and divestitures
On August 30, 2005, Metso Minerals acquired Texas Shredder, Inc., a U.S. supplier of metal shredder products located in San Antonio, Texas. The acquisition price was approximately EUR 13 million. The transaction strengthened Metso’s position in North America, the world’s largest metal recycling market. Texas Shredder’s net sales for the financial year ending on June 30, 2005 were EUR 46 million, and the number of personnel was 33. Texas Shredder is included in Metso Minerals’ figures from the beginning of September.
In March, Metso reached an agreement on the divestiture of its mechanical power transmission equipment business (Metso Drives), to CapMan, a Finnish private equity investor. Metso Drives Oy and its foreign subsidiaries were transferred to the ownership of funds managed by CapMan on April 8, 2005. The debt-free price of the transaction was EUR 97 million and the gain on the sale was EUR 17 million.
Research and development
Metso’s research and development expenses totaled EUR 96 million (EUR 96 million in 2004), representing 2.3 percent of the Corporation’s net sales.
Metso Paper’s most significant fiber technology product launches included SuperKit, which was developed to enhance the continuous cooking process and includes a number of new equipment solutions. At Shandong Bohui Paper’s mill in China, the world’s largest production line based on single-line refining was started, producing bleached chemi-thermomechanical pulp (BCTMP) with poplar as the raw material. In the second quarter, an OptiConcept production line delivered by Metso Paper was started ahead of schedule at the UPM Changshu mill in China. The new line represents the latest paper making technology and is the largest and fastest uncoated fine paper production line in the world. Likewise in China, the first headboxes representing the cost-efficient Val product range were successfully introduced on a coated board production line. In the last quarter, Metso Paper launched the first new-generation OptiLoad TwinLine multinip calenders that improve the printing qualities of printing paper.

Metso Minerals launched portable metal shears, suited primarily for small metal recycling operations. The screen media product range was expanded with modular screen solutions that are compatible with almost all the screen systems on the market without welding or cutting. In addition, Metso Minerals modernized its cone crushers and mobile devices and developed related automation systems.
Metso Automation launched a new paper caliper sensor based on very accurate, non-contact optical sensing technology. Additionally, a revolving stock consistency transmitter was launched, complementing the consistency transmitter product range to cover all pulp and paper making processes. A new on-line analyzer was developed together with customers to improve stock quality management and optimization. One of the most significant product launches of the Field Systems business was the StoneL Axiom smart shut-off valve controller. The features and performance of many previously launched system products and field equipment were developed further by launching new updated versions.
Personnel
Metso’s personnel are professionally specialized, and therefore years of employment are long and employee turnover is low. In 2005, Metso employed on average 22,046 people. At the year end, Metso Corporation’s continuing operations employed 22,178 people, which was 273 persons more than at the end of 2004. The number of personnel has increased the most at Metso Minerals and at Valmet Automotive due to substantial growth in the business volume. In recent years, Metso’s own production resources have been reduced by outsourcing non-core activities. On the other hand, both production and aftermarket operations have been strengthened in the fast developing market areas in Asia and South America. More personnel have been employed, particularly in the service business and in the customer interface.
Salaries and wages of Metso employees are determined on the basis of local collective and individual agreements, employee performance and job evaluations. Basic salaries and wages are complemented by performance-based compensation systems. In 2005, the total amount of salaries and wages paid was EUR 854 million.
At the end of 2005, Metso Paper employed 8,201 persons (8,660 persons in 2004), Metso Minerals 8,521 persons (8,048), Metso Automation 3,169 persons (3,267), Metso Ventures 1,993 persons (1,637), and the Corporate Office and the Corporation’s shared service centers 294 persons (293).
At the end of the year, Metso Corporation employed 8,340 persons in Finland (8,385 in 2004), 2,491 in other Nordic countries (2,606), 2,959 elsewhere in Europe (2,791), 3,526 in North America (3,491), 1,498 in Asia-Pacific (1,366), 2,070 in South and Central America (1,950) and 1,294 in the rest of the world (1,316). During the year the number of personnel increased by nearly 400 in the new rapidly developing markets of South America and Asia-Pacific.
Environment
The environmental impact of Metso’s own production is minor and relates mainly to the consumption of raw materials and energy, emissions to air, water consumption and waste. Metso seeks to reduce environmental hazards through continuous development and by decreasing the use of power, raw materials and hazardous substances. Metso’s R&D develops products and solutions that reduce environmental impacts in Metso’s customer industries. Metso’s product range includes several products for the recycling of raw materials both in rock and mineral processing and in the pulp and paper industry.

Risks and business uncertainties
Metso’s operations are affected by various business, hazard, operational and financial risks. Metso takes measures to manage and limit the possible effects of risks. However, if such risks materialized, they could have material adverse effects on Metso’s business, financial condition and operating result.
Business cycles in the global economy and customer industries affect the demand for Metso’s products and the company’s financial condition. However, in the long term, the effects of business cycles as well as the effects of political risks, terrorism and armed conflicts will be reduced by the geographical diversity of operations, the large share of the aftermarket business and the range of customer industries served.
Changes in the demand for customers’ products — for example, those related to structural arrangements, product development and environmental issues — affect Metso’s operations. Metso monitors the developments of customer industries and environmental laws under preparation and aims to anticipate their effects.
Metso’s operations can also be affected by business development risks related to new markets and business concepts and to mergers and acquisitions. These may also include risks related to the Metso brand and company values. The aim is to take business development risks into account by preparing thoroughly in advance. The approved Metso acquisition process is followed in mergers and acquisitions.
Metso’s technology risks are related to technology competence and research and technology development. Introduction of new technology may increase quality-related costs.
A risk related to large-scale projects and equipment transactions is that the actual costs of the delivery and other delivery-related risks cannot be estimated accurately enough in the offer, and that therefore the result of the transaction may be weaker than expected. Metso applies various quality systems, operating instructions, acceptance procedures and profitability analyses to manage risks related to large transactions.
Risks related to raw materials and the subcontractor/supplier network are critical for Metso. Key raw materials include steel and scrap iron. The direct risks related to raw material procurement have decreased in recent years because, in its own operations, Metso has increasingly focused on manufacturing and assembling core components and has at the same time greatly increased the use of subcontractors. On the other hand, the importance of and risks related to suppliers and subcontractors have grown. Metso seeks to manage these through close cooperation with its subcontractor/supplier network.
The task of Metso’s Corporate Treasury is to manage currency and other financial risks and to safeguard the availability of the Corporation’s equity and debt capital under competitive terms.
Changes in the top management
Metso Corporation’s Board of Directors appointed Risto Hautamäki as President of Metso Paper and a member of the Metso Executive Team as of April 1, 2005. Metso Paper’s Executive Vice President, Bertel Karlstedt, resigned from Metso on August 31, 2005.

Share ownership plan
In December, Metso Corporation’s Board of Directors approved a share ownership plan for the 2006-2008 strategy period. The plan will form part of the remuneration and commitment program for the management of Metso Corporation and its business areas, and is targeted at approximately 50 managers.
The share ownership plan covers three earnings periods, each of them lasting one calendar year, i.e. the years 2006, 2007 and 2008. The potential reward from the plan will be based on the achieved operating profit of Metso Corporation and its business areas. The incentive will consist of both shares and cash. The cash is dedicated to cover taxes and other tax-related payments.
The share ownership plan will cover a maximum of 360,000 of the Corporation’s treasury shares. If the value of Metso’s share exceeds EUR 38, the number of grantable shares will be decreased in a corresponding ratio. Metso’s Board of Directors will decide in 2006 on the purchase of Metso’s own shares for the incentive plan.
Share capital and market capitalization
As a result of the registration of share subscriptions made with year 2000 and 2001 stock options, Metso’s share capital increased to EUR 240,812,843.80 on May 11, 2005. A total of 4,538,869 shares were subscribed with Metso Corporation’s year 2000 stock options and 865,200 shares with year 2001 stock options during a subscription period that ended on April 30, 2005. The number of shares at the end of 2005 was 141,654,614, of which the Corporation holds 60,841 shares in its treasury. The average number of outstanding shares in 2005 was 139,639,425.
Metso’s market capitalization doubled in 2005 and was EUR 3,274 million on December 31, 2005, excluding the shares held in treasury.
New management agendas and financial targets
In August, Metso’s Board of Directors accepted management agendas and financial targets for 2006-2008. The strategic focus of Metso has shifted towards profitable growth, which will be attained both organically and through complementary acquisitions.
In 2006-2008 Metso will be targeting annual net sales growth of some 10 percent to support sustainable profit development and to strengthen its market leadership position.
All Metso business areas will continue their efforts to improve competitiveness, productivity and quality and enhance customer satisfaction. Metso will complement its life cycle offering both through its own development and through acquisitions. Metso is also planning to strengthen its sales, customer service, sourcing and production close to the customers, especially in emerging markets such as China, India and South America.
Financial targets 2006-2008
Metso’s target is to achieve a more than 15 percent return on capital employed (ROCE %), regardless of the business cycle.
Another key target is an operating profit margin of 9 percent towards the end of the strategy period. The business area-specific operating margin targets towards the end of the strategy period are: over 8 percent for Metso Paper, over 11 percent for Metso Minerals and over 12 percent for Metso Automation. No medium-term operating margin target has been set for Metso Ventures.
Achieving the corporate-level operating margin target of 9 percent will require that Metso’s business areas successfully complete the ongoing development programs and that the market demand is at least as favorable as in 2005. Metso is continuing measures to decrease the negative impact of cyclicality on its financial performance.
Metso’s capital structure target is to be a solid investment grade company.
Financial targets for 2006
In accordance with the strategy accepted in August 2005 Metso Corporation’s operating profit margin target in 2006 is to exceed 7 percent.
Metso Paper’s operating margin target is 6 percent in 2006. The operating margin target for Metso Minerals is 10 percent in 2006. Metso Automation will scale up its investments in growth, and the operating margin target for Metso Automation for 2006 is 11 percent. Metso Ventures’ operating margin target for 2006 is 6 percent.
New dividend policy
In August, the Board established a new dividend policy according to which Metso will distribute an annual dividend of at least 40 percent of earnings per share to its shareholders. Previously, Metso’s objective was to distribute annual dividends equivalent to at least one third of the average earnings per share over five years.
Corporate structure
As a part of the 2005 strategy process, Metso also studied various alternative corporate configurations, including a separate listing of Metso Minerals. In August, the Metso Board decided to commission a more detailed feasibility study to assess these alternatives.
Decisions of the Annual General Meeting
Metso Corporation’s Annual General Meeting, held on April 4, 2005, approved the financial statements for 2004 and voted to discharge the members of the Board of Directors and the President and CEO from liability. The Annual General Meeting approved the Board’s proposals concerning authorizations to repurchase and dispose of the Corporation’s shares. The Annual General Meeting also authorized the Board to decide on increasing the share capital by issuing new shares, convertible bonds and/or stock options. Furthermore, the Annual General Meeting decided to cancel stock options as proposed by the Board of Directors.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting concerning the composition of the Board of Directors and the remuneration of the Directors. Furthermore, the Annual General Meeting decided to amend the Articles of Association to state that a person aged 68 years or more is not eligible to be elected to the Board of Directors.
Metso Corporation’s Annual General Meeting re-elected Matti Kavetvuo as the Chairman of the Board and Jaakko Rauramo, Chairman of SanomaWSOY Corporation, as

the Vice Chairman of the Board. Svante Adde, Managing Director of Compass Advisers, was elected as a new member of the Board. The Board members re-elected were Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, Satu Huber, Director of Finance and Head of the Finance Division, State Treasury, and Juhani Kuusi, D. Sc. (Tech.).
PricewaterhouseCoopers, a firm of Authorized Public Accountants, was re-elected as the Auditor of the Corporation.
Pentti Mäkinen, who was elected by Metso’s personnel groups in Finland, will attend the meetings of Metso’s Board of Directors as a personnel representative invited by the Board, starting from the Annual General Meeting of April 4, 2005 until the 2006 Annual General Meeting.
The Annual General Meeting decided to distribute a dividend of EUR 0.35 per share for the financial year that ended on December 31, 2004. The dividend was paid on April 14, 2005.
Nomination Committee
The Nomination Committee established by the Metso Annual General Meeting on April 4, 2005, proposes to the next Annual General Meeting, which is planned to be held on April 4, 2006, that the number of board members be increased from six to seven. The Committee proposes Christer Gardell, Managing Partner of Cevian Capital, and Professor Yrjö Neuvo be elected as new members of the Metso Board.
Moreover, the Committee proposes that the current members of the Board, Svante Adde, Maija-Liisa Friman, Satu Huber, Matti Kavetvuo, and Jaakko Rauramo, be re-elected. Matti Kavetvuo is proposed to continue as Chairman of the Board and Jaakko Rauramo as Vice Chairman. Juhani Kuusi, who is currently member of Metso Board has announced that he will not be available for re-election.
The members of Metso’s Nomination Committee represented Metso’s four largest registered shareholders on December 1, 2005, and were: State of Finland, Cevian Capital G.P. Limited, Ilmarinen Mutual Pension Insurance Company and Varma Mutual Pension Insurance Company.
Short-term outlook
The favorable market situation is expected to continue in the civil engineering, mining and power industry in 2006. Pulp and paper industry demand is expected to remain at least as satisfactory as in 2005.
Of Metso Paper’s products, the market prospects for new paper machines are the strongest in Asia. In Europe, demand will be focused on rebuilds. The markets for both new tissue machines and tissue machine rebuilds are good. The markets for new fiber lines are expected to remain strong in South America and Asia.
The demand for Metso Minerals’ equipment related to aggregates production is expected to remain good, particularly due to extensive road network development projects and other infrastructure investments. Due to the fact that prices of metals have remained high for a sustained period, mining industry demand is expected to remain strong. However, the shortage of experienced personnel and other resources may still to some extent limit the commencement of new mining projects and extend the delivery times for ongoing projects.

Metso Automation’s market situation is expected to remain good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
Based on the strong order backlog and current favorable market outlook it is estimated that in 2006 Metso Corporation’s net sales will grow by over 10 percent and operating profit will clearly surpass the operating profit in 2005.
Board of Directors’ proposal for the distribution of profit
The consolidated distributable funds of Metso Corporation on December 31, 2005 were EUR 744 million. The parent company’s distributable funds totaled EUR 464 million. On December 31, 2005 a total of 141,593,773 Metso shares, giving entitlement to full dividends for 2005, were held outside the Corporation.
Metso Corporation’s Board of Directors proposes to the Annual General Meeting that, in line with the new dividend policy, a dividend of EUR 0.70 per share be distributed. In addition, the Board proposes an extra dividend of EUR 0.70 so the total proposed dividend is EUR 1.40 per share. The Board proposes that the remaining distributable funds be placed in retained earnings. The proposed record date for the payment of dividends is April 7, 2006 and the actual payment of dividends is proposed to take place on April 20, 2006. The proposed dividend equals 83 percent of the profit attributable to the equity shareholders of Metso Corporation.
Annual General Meeting 2006
The Annual General Meeting of Metso Corporation will be held at 2 p.m. on Tuesday, April 4, 2006 at the Marina Congress Center in Helsinki.
Helsinki, February 8, 2006
Metso Corporation’s Board of Directors

CONSOLIDATED STATEMENTS OF INCOME

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004
(Millions)	EUR	EUR	EUR	EUR
Net sales	1,254	1,043	4,221	3,602
Cost of goods sold	(939)	(779)	(3,110)	(2,673)
Gross profit	315	264	1,111	929
Selling, general and administrative expenses	(218)	(209)	(794)	(798)
Other operating income and expenses, net	2	(25)	12	(11)
Share in profits of associated companies	0	2	1	4
Reversal of Finnish pension liability	3	75	5	75
Operating profit	102	107	335	199
% of net sales	8,1%	10,3%	7,9%	5,5%
Financial income and expenses, net	(10)	(19)	(43)	(59)
Profit on continuing operations before tax	92	88	292	140
Income taxes on continuing operations	(24)	(19)	(72)	18

Profit on continuing operations	68	69	220	158
Profit (loss) on discontinued operations	—	3	17	(14)

Profit (loss)	68	72	237	144
Profit (loss) attributable to minority interests	0	1	1	1
Profit (loss) attributable to equity shareholders	68	71	236	143
Profit (loss)	68	72	237	144

Earnings per share from continuing operations, EUR
Basic	0.47	0.50	1.57	1.16
Diluted	0.47	0.50	1.57	1.16

Earnings per share from discontinued operations, EUR
Basic	0.00	0.02	0.12	(0.11)
Diluted	0.00	0.02	0.12	(0.11)

Earnings per share from continuing and discontinued operations, EUR
Basic	0.47	0.52	1.69	1.05
Diluted	0.47	0.52	1.69	1.05

CONSOLIDATED BALANCE SHEETS
ASSETS

	Dec 31, 2005	Dec 31, 2004
(Millions)	EUR	EUR
Non-current assets
Intangible assets
Goodwill	498	491
Other intangible assets	99	94
	597	585

Property, plant and equipment
Land and water areas	58	70
Buildings and structures	220	253
Machinery and equipment	286	307
Assets under construction	17	19
	581	649

Financial and other assets
Investments in associated companies	20	17
Available-for-sale equity investments	12	10
Treasury stock	—	1
Loan and other interest bearing receivables	5	12
Available-for-sale financial assets	34	3
Deferred tax asset	163	159
Other non-current assets	39	37
	273	239

Total non-current assets	1,451	1,473

Current assets
Inventories	888	692

Receivables
Trade and other receivables	918	766
Cost and earnings of projects under construction in excess of advance billings	173	190
Interest bearing receivables	2	2
Available-for-sale financial assets	135	51
Tax receivables	14	24
	1,242	1,033

Cash and cash equivalents	323	372

Total current assets	2,453	2,097

Assets held for sale	—	—

TOTAL ASSETS	3,904	3,570

SHAREHOLDERS’ EQUITY AND LIABILITIES

	Dec 31, 2005	Dec 31, 2004
(Millions)	EUR	EUR
Equity
Share capital	241	232
Share premium reserve	76	14
Cumulative translation differences	(9)	(48)
Fair value and other reserves	424	431
Retained earnings	553	361
Equity attributable to shareholders	1,285	990

Minority interests	7	5

Total equity	1,292	995

Liabilities
Non-current liabilities
Long-term debt	593	885
Post employment benefit obligations	157	171
Deferred tax liability	20	16
Non-current provisions	33	31
Other long-term liabilities	7	6
Total non-current liabilities	810	1,109

Current liabilities
Current portion of long-term debt	160	19
Short-term debt	35	31
Trade and other payables	925	873
Provisions	191	160
Advances received	312	227
Billings in excess of cost and earnings of projects under construction	146	124
Tax liabilities	33	32
Total current liabilities	1,802	1,466

Liabilities held for sale	—	—

Total liabilities	2,612	2,575

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,904	3,570

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	593	885
Short-term interest bearing debt	195	50
Cash and cash equivalents	(323)	(372)
Other interest bearing assets	(176)	(68)
Total	289	495

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004
(Millions)	EUR	EUR	EUR	EUR
Cash flows from operating activities:
Profit (loss)	68	72	237	144
Adjustments to reconcile net profit (loss) to net cash provided by operating activities
Depreciation	26	29	102	115
Provisions / Efficiency improvement programs	(2)	29	(12)	(11)
Interests and dividend income	6	14	39	52
Income taxes	24	22	72	(4)
Other	3	(59)	(14)	(16)
Change in net working capital	(52)	49	(170)	63
Cash flows from operations	73	156	254	343
Interest paid and dividends received	(15)	(34)	(40)	(51)
Income taxes paid	(15)	(11)	(50)	(31)
Net cash provided by (used in) operating activities	43	111	164	261
Cash flows from investing activities:
Capital expenditures on fixed assets	(32)	(26)	(104)	(89)
Proceeds from sale of fixed assets	7	15	46	39
Business acquisitions, net of cash acquired	(1)	—	(14)	(2)
Proceeds from sale of businesses, net of cash sold	—	30	95	390
(Investments in) proceeds from sale of financial assets	(46)	(29)	(111)	(21)
Other	(1)	6	(2)	(5)
Net cash provided by (used in) investing activities	(73)	(4)	(90)	312
Cash flows from financing activities:
Share options exercised	—	—	72	—
Dividends paid	—	—	(48)	(27)
Net funding	12	(9)	(158)	(293)
Other	—	(11)	(2)	(12)
Net cash provided by (used in) financing activities	12	(20)	(136)	(332)
Net increase (decrease) in cash and cash equivalents	(18)	87	(62)	241
Effect from changes in exchange rates	1	—	13	1
Cash and cash equivalents at beginning of period	340	285	372	130
Cash and cash equivalents at end of period	323	372	323	372
Free cash flow

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004
(Millions)	EUR	EUR	EUR	EUR
Net cash provided by operating activities	43	111	164	261
Capital expenditures on fixed assets	(32)	(26)	(104)	(89)
Proceeds from sale of fixed assets	7	15	46	39
Free cash flow	18	100	106	211

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

				Fair
				value		Equity
		Share	Cumulative	and		attributable
	Share	premium	translation	other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interest	equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Dec 31, 2004	232	14	(48)	431	361	990	5	995
Effects of adopting IAS 39
Treasury stock	—	—	—	(2)	1	(1)	—	(1)
Cash flow hedges, net of tax	—	—	—	4	—	4	—	4
Available-for-sale financial assets, net of tax	—	—	—	2	—	2	—	2
Other	—	—	—	—	2	2	—	2
Balance at Jan 1, 2005	232	14	(48)	435	364	997	5	1,002

Dividends	—	—	—	—	(48)	(48)	—	(48)
Share options exercised	9	62	—	—	—	71	—	71
Translation differences	—	—	60	—	—	60	—	60
Net investment hedge gains (losses)	—	—	(21)	—	—	(21)	—	(21)
Cash flow hedges, net of tax	—	—	—	(11)	—	(11)	—	(11)
Other	—	—	—	—	1	1	1	2
Net profit for the period	—	—	—	—	236	236	1	237
Balance at Dec 31, 2005	241	76	(9)	424	553	1,285	7	1,292
The distributable funds of Metso Corporation at Dec 31, 2005 consist of retained earnings (EUR 553 million) excluding accelerated depreciation and untaxed reserves (EUR 1 million), treasury stock (EUR 1 million) and negative translation differences (EUR 9 million), and other reserves (EUR 202 million), totaling EUR 744 million. At the end of the period Metso held a treasury stock of 60,841 shares.

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Dec 31, 2005	Dec 31, 2004
(Millions)	EUR	EUR
Mortgages on corporate debt	3	2
Other pledges and contingencies
Mortgages	2	2
Pledged assets	—	4
Guarantees on behalf of associated company obligations	—	—
Other guarantees	5	9

Repurchase and other commitments	12	15
Lease commitments	126	133
Other guarantees include EUR 3 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Dec 31, 2005	Dec 31, 2004
(Millions)	EUR	EUR
Forward exchange rate contracts	1,159	1,770
Interest rate and currency swaps	2	2
Currency swaps	1	73
Interest rate swaps	183	188
Interest rate futures contracts	20	10
Option agreements
Bought	29	10
Sold	55	16
Electricity forward contracts 1)	354	329

1)	Notional amount GWh
The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.

KEY RATIOS

	1-12/2005	1-12/2004 *)
Earnings per share from continuing operations, EUR	1.57	1.16
Earnings per share from discontinued operations, EUR	0.12	(0.11)
Earnings per share from continuing and discontinued operations, EUR	1.69	1.05
Equity/share at end of period, EUR	9.08	7.27
Return on equity (ROE), %	20.9	15.9
Return on capital employed (ROCE), %	18.8	10.7
Equity to assets ratio at end of period, %	37.5	30.9
Gearing at end of period, %	22.4	49.7
Free cash flow	106	211
Free cash flow/share	0.76	1.55
Gross capital expenditure of continuing operations (excl. business acquisitions)	107	91
Business acquisitions, net of cash acquired	14	2
Depreciation and amortization of continuing operations	102	105
Number of outstanding shares at end of period (thousands)	141,594	136,190
Average number of shares (thousands)	139,639	136,190
Average number of diluted shares (thousands)	139,604	136,192

*) 1-12/2004 key figures excluding reversal of Finnish pension liability are as follows: Earnings per share from continuing operations 0.75 eur, earnings per share from discontinued and continuing operations 0.62 eur, return on equity (ROE) 9.5% and return on capital employed (ROCE) 6.5%.

EXCHANGE RATES USED

	1-12/	1-12/	Dec 31,	Dec 31,
	2005	2004	2005	2004
USD (US dollar)	1.2448	1.2433	1.1797	1.3621
SEK (Swedish krona)	9.2801	9.1250	9.3885	9.0206
GBP (Pound sterling)	0.6839	0.6786	0.6853	0.7051
CAD (Canadian dollar)	1.5097	1.6170	1.3725	1.6416
BRL (Brazilian real)	3.0459	3.6350	2.7446	3.6177
BY BUSINESS AREA INFORMATION
NET SALES BY BUSINESS AREA

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004	Change,
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	510	470	1,702	1,559	9.2
Metso Minerals	517	398	1,735	1,366	27.0
Metso Automation	163	147	584	535	9.2
Metso Ventures	88	58	284	230	23.5
Intra Metso net sales	(24)	(30)	(84)	(88)
Metso total	1,254	1,043	4,221	3,602	17.2
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET BY BUSINESS AREA

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	(2.1)	(21.1)	(4.6)	(20.4)
Metso Minerals	2.4	(2.2)	6.7	0.4
Metso Automation	(0.5)	(3.8)	(0.9)	(3.8)
Metso Ventures	(0.2)	0.4	3.4	(1.4)
Corporate office and other	2.4	2.6	7.4	14.6
Metso total	2.0	(24.1)	12.0	(10.6)

SHARE IN PROFITS OF ASSOCIATED COMPANIES BY BUSINESS AREA

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	0.3	2.2	2.3	3.7
Metso Minerals	0.2	0.3	0.2	0.3
Metso Automation	0.1	0.2	0.5	0.5
Metso Ventures	(0.2)	(0.7)	(1.7)	(0.7)
Corporate office and other	0.0	0.0	0.0	0.0
Metso total	0.4	2.0	1.3	3.8
REVERSAL OF FINNISH PENSION LIABILITY TEL BY BUSINESS AREA

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	2.0	39.8	3.2	39.8
Metso Minerals	0.2	4.9	0.4	4.9
Metso Automation	0.4	13.7	0.8	13.7
Metso Ventures	0.4	14.6	0.6	14.6
Corporate office and other	0.1	2.3	0.1	2.3
Metso total	3.1	75.3	5.1	75.3
OPERATING PROFIT (LOSS) BY BUSINESS AREA

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	27.7	33.3	90.9	48.0
Metso Minerals	52.6	38.7	177.6	105.2
Metso Automation	23.4	31.2	80.7	69.6
Metso Ventures	4.7	10.4	10.8	(6.2)
Corporate office and other	(6.9)	(5.9)	(25.0)	(17.1)
Metso total	101.5	107.7	335.0	199.5

OPERATING PROFIT (LOSS) BY BUSINESS AREA, % OF NET SALES

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	5.4	7.1	5.3	3.1
Metso Minerals	10.2	9.7	10.2	7.7
Metso Automation	14.4	21.2	13.8	13.0
Metso Ventures	5.3	17.9	3.8	(2.7)
Metso total	8.1	10.3	7.9	5.5
ORDERS RECEIVED BY BUSINESS AREA

	10-12/	10-12/	1-12/	1-12/
	2005	2004	2005	2004	Change,
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	753	300	1,993	1,726	15.5
Metso Minerals	568	451	1,936	1,566	23.6
Metso Automation	150	130	580	570	1.8
Metso Ventures	100	69	324	213	52.1
Intra Metso orders received	(34)	(23)	(88)	(86)
Metso total	1,537	927	4,745	3,989	19.0
PERSONNEL BY BUSINESS AREA

	Dec 31,	Dec 31,	Change,
	2005	2004	%
Metso Paper	8,201	8,660	(5.3)
Metso Minerals	8,521	8,048	5.9
Metso Automation	3,169	3,267	(3.0)
Metso Ventures	1,993	1,637	21.7
Corporate office and Shared services	294	293	0.3
Continuing operations	22,178	21,905	1.2
Discontinued operations	—	897
Metso total	22,178	22,802	(2.7)

QUARTERLY INFORMATION
NET SALES BY BUSINESS AREA

	10-12/	1-3/	4-6/	7-9/	10-12/
	2004	2005	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	470	386	410	396	510
Metso Minerals	398	338	426	454	517
Metso Automation	147	129	144	148	163
Metso Ventures	58	62	71	63	88
Intra Metso net sales	(30)	(21)	(23)	(16)	(24)
Metso total	1,043	894	1,028	1,045	1,254
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET BY BUSINESS AREA

	10-12/	1-3/	4-6/	7-9/	10-12/
	2004	2005	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(21.1)	(0.2)	(2.7)	0.4	(2.1)
Metso Minerals	(2.2)	4.3	(2.4)	2.4	2.4
Metso Automation	(3.8)	(0.1)	(0.7)	0.4	(0.5)
Metso Ventures	0.4	0.1	3.5	0.0	(0.2)
Corporate office and other	2.6	1.1	4.0	(0.1)	2.4
Metso total	(24.1)	5.2	1.7	3.1	2.0

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	10-12/	1-3/	4-6/	7-9/	10-12/
	2004	2005	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	33.3	17.7	19.8	25.7	27.7
Metso Minerals	38.7	31.2	40.2	53.6	52.6
Metso Automation	31.2	13.6	17.9	25.8	23.4
Metso Ventures	10.4	(1.2)	7.8	(0.5)	4.7
Corporate office and other	(5.9)	(6.6)	(2.4)	(9.1)	(6.9)
Metso total	107.7	54.7	83.3	95.5	101.5
CAPITAL EMPLOYED BY BUSINESS AREA

	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sep 30, 2005	Dec 31, 2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	323	275	293	328	329
Metso Minerals	712	731	780	850	895
Metso Automation	135	126	146	139	125
Metso Ventures	39	39	51	61	78
Corporate office and other	642	658	652	622	653
Continuing operations	1,851	1,829	1,922	2,000	2,080
Discontinued operations	80	79	—	—	—
Metso total	1,931	1,908	1,922	2,000	2,080

ORDERS RECEIVED BY BUSINESS AREA

	10-12/	1-3/	4-6/	7-9/	10-12/
	2004	2005	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	300	354	564	322	753
Metso Minerals	451	505	458	405	568
Metso Automation	130	145	145	140	150
Metso Ventures	69	101	57	66	100
Intra Metso orders received	(23)	(16)	(21)	(17)	(34)
Metso total	927	1,089	1,203	916	1,537
ORDER BACKLOG BY BUSINESS AREA

	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sep 30, 2005	Dec 31, 2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	946	918	1,082	1,012	1,267
Metso Minerals	560	742	826	801	852
Metso Automation	176	194	199	191	179
Metso Ventures	66	105	88	92	104
Intra Metso order backlog	(43)	(40)	(38)	(37)	(52)
Continuing operations	1,705	1,919	2,157	2,059	2,350
Discontinued operations	53	70	—	—	—
Metso total	1,758	1,989	2,157	2,059	2,350

Key figures, Metso Ventures

Metso Panelboard	1-12/2005	1-12/2004
(Millions)	EUR	EUR
Net sales	112	104
Operating loss excluding reversal of the Finnish pension liability (TEL)	(2.7)	(1.2)
Reversal of the Finnish pension liability (TEL)	0.0	0.7
Operating loss	(2.7)	(0.5)
Capital employed at end of period	16	(14)
Order backlog at end of period	50	32
Personnel at end of period	281	264

Metso Foundries	1-12/2005	1-12/2004
(Millions)	EUR	EUR
Net sales	82	75
Operating profit excluding reversal of the Finnish pension liability (TEL)	5.1	3.6
Reversal of the Finnish pension liability (TEL)	0.2	3.3
Operating profit	5.3	6.9
Capital employed at end of period	30	25
Order backlog at end of period	45	28
Personnel at end of period	618	587

Valmet Automotive	1-12/2005	1-12/2004
(Millions)	EUR	EUR
Net sales	78	40
Operating profit (loss) excluding reversal of the Finnish pension liability (TEL)	5.5	(23.2)
Reversal of the Finnish pension liability (TEL)	0.4	10.4
Operating profit (loss)	5.9	(12.8)
Capital employed at end of period	30	24
Number of cars produced	21,233	10,051
Personnel at end of period	1,068	763

NOTES TO THE FINANCIAL STATEMENTS REVIEW
Adoption of IAS 32 and IAS 39
Consolidated balance sheets

		Effect of
		adoption of
		IAS 32 and
ASSETS	Dec 31, 2004	IAS 39	Jan 1, 2005
(Millions)	EUR	EUR	EUR
Non-current assets
Intangible assets	585	—	585
Property, plant and equipment	649	—	649
Financial assets	239	(19)	220
Total non-current assets	1,473	(19)	1,454

Current assets
Inventories	692	—	692
Receivables	1,033	13	1,046
Cash and cash equivalents	372	—	372
Total current assets	2,097	13	2,110

Assets held for sale	—	—	—
TOTAL ASSETS	3,570	(6)	3,564

		Effect of
		adoption of
		IAS 32 and
SHAREHOLDERS’ EQUITY AND LIABILITIES	Dec 31, 2004	IAS 39	Jan 1, 2005
(Millions)	EUR	EUR	EUR
Equity
Share capital	232	—	232
Other shareholders’ equity	758	7	765
Minority interests	5	—	5
Total equity	995	7	1,002

Liabilities
Non-current liabilities	1,109	(22)	1,087
Current liabilities	1,466	9	1,475
Liabilities held for sale	—	—	—
Total liabilities	2,575	(13)	2,562

TOTAL SHAREHOLDERS’ EQUITY AND
LIABILITIES	3,570	(6)	3,564

Tax losses carried forward and related deferred tax assets as at December 31 stated by the most significant countries are as follows:

				Deferred tax
	Tax losses	Deferred tax	Valuation	asset in balance
	carried forward	asset	allowance	sheet
(Millions)	EUR	EUR	EUR	EUR
2004
Finland	269	70	9	61
USA	189	71	70	1
Germany	103	36	9	27
Other	111	33	18	15

Total	672	210	106	104
2005
Finland	257	67	0	67
USA	154	59	59	0
Germany	63	23	0	23
Other	81	23	18	5

Total	555	172	77	95
Adoption of International Financial Reporting Standards (IFRS)
Metso adopted the International Financial Reporting Standards (IFRS) at the beginning of 2005. The principal changes and impact of IFRS on the 2004 income statement and balance sheet were described in the releases published on March 31, 2005 and April 19, 2005 (quarterly information). The classification of financial assets and liabilities and the recognition of derivative financial instruments used for hedging has been done in accordance with IAS 32 and IAS 39 in the opening balance sheet of January 1, 2005, which is presented in the tables of the Financial Statements Review.
Since Metso published the press releases on its transition to IFRS, the comparative information for 2004 has been changed by separating the power transmission business (Drives), which was divested in April 2005, from Metso’s continuing operations. The net result of the Drives business is also reported for the comparison year in the line ‘Discontinued businesses’, after ‘Continuing operations’.
The operating profit of the IFRS income statement for the comparison year is improved by a nonrecurring annulment of a disability pension liability of EUR 75 million (excluding the divested Drives business) due to amendments of the Finnish employee pension system (TEL) in December 2004. The reversal of the pension liability is presented by business area in the tables of the Financial Statements Review.
The Financial Statements Review has been prepared in accordance with the recognition and measurement principles of the IFRS and by applying the same policies as in the above-mentioned releases.
In accordance with IFRS 5, profit or loss on discontinued operations net of taxes and the gain or loss on their disposal are presented in the income statement separate from continuing operations, while assets and liabilities classified as held for sale are presented separately in the balance sheet. The discontinued operations reported by Metso were Converting Equipment, Metso Minerals’ business lines Compaction and Paving (Dynapac) and Drilling (Reedrill) divested in 2004, and the power transmission business (Drives), which was part of Metso Ventures, divested in 2005.
Shares traded on the Helsinki and New York Stock Exchanges
The Helsinki Stock Exchange traded 239 million Metso Corporation shares in 2005, equivalent to a turnover of EUR 4,032 million. The share price on December 31, 2005 was EUR 23.12. The highest quotation was EUR 24.46 and the lowest EUR 11.31.

The New York Stock Exchange traded 8 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 171 million. The price of an ADR on December 31, 2005 was USD 27.33. The highest quotation was USD 28.44 and the lowest USD 14.70.
Disclosures of changes in holdings
The following is a brief account of shareholders’ disclosures, received by Metso, of changes in holdings in the company.
Disclosures in 2005
Capital Research and Management Company announced that the holding they managed on December 31, 2004 amounted to 4.7 percent of the paid up share capital and the voting rights of Metso Corporation.
Franklin Resources, Inc. announced that the funds they managed on January 26, 2005 held 2.82% of the share capital and 4.95% of the voting rights of Metso Corporation.
UPM-Kymmene announced that on March 8, 2005 it has sold its Metso shares. Its previous holding was 14.6 percent of the paid up share capital and the voting rights.
The Corporation was informed that on March 9, 2005 Deutsche Bank AG and its subsidiary companies were in possession of 7.19 percent of the share capital and 6.74 percent of the voting rights of Metso Corporation.
The Corporation was informed that on April 8, 2005 Deutsche Bank AG and its subsidiary companies were in possession of 11.68 percent of the share capital and 11.43 percent of the voting rights of Metso Corporation.
The Corporation was informed that on April 14, 2005 Deutsche Bank AG and its subsidiary companies were in possession of 7.82 percent of the share capital and 7.27 percent of the voting rights of Metso Corporation.
Harris Associates L.P. announced that the accounts they managed on May 19, 2005 were beneficial owners of 6,828,800 Metso shares. This holding amounts to 4.82 percent of the paid up share capital and the voting rights of Metso Corporation.
NWQ Investment Management Company LLC announced that the accounts they managed on May 31, 2005 held 8,100,505 shares in Metso Corporation corresponding to 5.71 percent of the paid up share capital and the voting rights.
Franklin Resources, Inc. announced that its holdings on June 14, 2005 amounted to 3.51 percent of the paid up share capital and 5.36 percent of the voting rights of Metso Corporation.
J.P. Morgan Chase & Co. announced that the funds they managed on August 23, 2005 held 7,133,314 Metso shares corresponding to 5.04 percent of the paid up share capital of Metso Corporation.
J.P. Morgan Chase & Co. announced that the funds they managed on September 1, 2005 held 6,954,768 Metso shares corresponding to 4.91 percent of the paid up share capital of Metso Corporation.

Franklin Resources, Inc. announced that its holdings on September 8, 2005 amounted to 4.15 percent of the paid up share capital and 4.78 percent of the voting rights of Metso Corporation.
The Corporation was informed that on September 14, 2005 Fidelity International Limited and its subsidiaries owned a total of 7,082,803 Metso shares, which corresponds to 5.00 percent of the paid up share capital and voting rights of Metso Corporation.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,548,247 Metso shares/ADRs on November 9, 2005 corresponding to 5.33 percent of the paid up share capital of Metso Corporation.
Fidelity Management Research Company announced that it held together with its subsidiaries a total of 7,092,500 Metso shares on November 10, 2005, corresponding to 5.01 percent of the paid up share capital and voting rights of Metso Corporation.
NWQ Investment Management Company LLC announced that the accounts they managed on November 15, 2005 held 111,080 American Depositary Receipts. This holding corresponds to 0.08 percent of Metso’s paid up share capital and the voting rights.
Fidelity Management Research Corp. announced that it held together with its subsidiaries a total of 7,043,800 Metso shares on December 12, 2005. This corresponds to 4.97 percent of the paid up share capital and voting rights of Metso Corporation.
Fidelity Management Research Corp. announced that it held together with its subsidiaries a total of 7,123,900 Metso shares on December 19, 2005. This corresponds to 5.03 percent of the paid up share capital and voting rights of Metso Corporation.
Deutsche Bank AG announced that it together with its subsidiary companies were in possession of 4.99 percent of the share capital and 4.97 percent of the voting rights of Metso Corporation on December 27, 2005.
Deutsche Bank AG announced that it together with its subsidiary companies were in possession of 5.01 percent of the share capital and 4.52 percent of the voting rights of Metso Corporation on December 28, 2005.
J.P. Morgan Chase & Co. announced that the funds they managed held 6,741,657 Metso shares/ADRs on December 29, 2005 corresponding to 4.76 percent of the paid up share capital of Metso Corporation.
Disclosures in 2006
J.P. Morgan Chase & Co. announced that the funds they managed held 7,197,701 Metso shares/ADRs on January 9, 2006 corresponding to 5.08 percent of the paid up share capital of Metso Corporation.
Deutsche Bank AG announced that it together with its subsidiary companies were in possession of 4.96 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 9, 2006.
Deutsche Bank AG announced that it together with its subsidiary companies were in possession of 5.02 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 10, 2006.
Deutsche Bank AG announced that it together with its subsidiary companies were in possession of 4,96 percent of the share capital and 4.42 percent of the voting rights of Metso Corporation on January 11, 2006.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,055,242 Metso shares/ADRs on January 19, 2006 corresponding to 4.98 percent of the paid up share capital of Metso Corporation.